

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2022

Christopher Seveney
President, CEO and CFO
CWS Investments Inc
5242 Port Royal Rd #1785
North Springfield, VA 22151

> **Re: CWS Investments Inc**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed May 20, 2022**
> **File No. 024-11857**

Dear Mr. Seveney:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 29, 2022 letter.

Amendment No. 1 to Form 1-A filed May 20, 2022

Cover Page

1.   We note your response to our prior comment 1 and your revised offer structure. Please confirm that investors will be informed how many bonus shares they would actually receive, if any, and could then decide whether or not to invest in the offering. In this regard, we note that "[T]here are 525,000 Bonus Shares available on a first come, first served basis. No other bonus shares will be issued as part of this Offering." To the extent that any investor would otherwise be eligible to receive bonus units but for the fact that you had already issued all 525,000 bonus units, please confirm that you will inform these investors that they will not receive the full amount of bonus shares, or any, and confirm that they will be given the opportunity to decide whether or not to invest in the offering.

Risks Related to the Company's Limited Operating History, page 8

2.   We note your response to comment 2 regarding your intent to operate your business in order to maintain an exemption from the registration requirements of the Investment Company Act of 1940 (the "1940 Act") and have the following follow-up comments:

   •   We note that you have added disclosure about the Company's intention to rely on the exclusion under section 3(c)(5)(C) from the definition of "investment company." The prior disclosure discussed the definition of "investment company" under section 3(a)(1)(C). Please integrate the new and old disclosures so that the Company's intended status under the 1940 Act is clear and the various provisions are connected – for example: (i) a description of the 1940 Act, (ii) how an entity can be an investment company under section 3(a), (iii) whether the Company and its Controlled Subsidiaries will, in your view, be investment companies and, if so, the exclusions or exemptions that you intend to apply, and (iv) the consequences of registration. As part of the integration, please refer to the 1940 Act using that term or "the Investment Company Act," but not both.
   •   Please revise your description of any "guidance" so that it is clear that such guidance is issued by the staff of the Commission, and not the Commission itself. Please note that any such guidance (including the Redwood Trust no-action letter) is an interpretative position of the staff and does not impose a rule or regulation on any person such that the Company must "adhere" to any position. We would recommend describing the Company's plan as to "operate in accordance with the guidance of SEC staff" or something similar. In addition, please note that the Redwood Trust no-action letter is a staff position describing an intent not to recommend enforcement action. Please describe the letter as a "staff no-action letter" throughout.
   •   Please make your description of the Company's intended investments consistent with other language used in this Offering Circular. For example, in the Summary section, the description of investments includes a reference to "smaller, multi-family residential properties" and states that the Company will "typically" only invest in first

mortgages. The Summary omits any description of "conservative loan to value characteristics" and any reference to whether mortgages will be fully secured or partially secured.

- Please add language to the effect that shareholders will not be entitled to the substantive protections of the 1940 Act.

Risks Related to an Investment in our Preferred Stock, page 12

3. Please include a new risk factor on the risk that your bonus shares program will effectively give certain investors a discount on their investment. Also include a discussion of the limited pool of bonus shares.

Plan of Distribution
Bonus Shares Availability, page 23

4. Please revise the table to include the effective price paid at each discount level by investors receiving the bonus shares.

Please contact Jessica Livingston at (202) 551-3448 or Eric Envall at (202) 551-3234 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Brian Gallagher